UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at October 16, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: October 28, 2008

Print the name and title of the signing officer under his signature.

  Ste. 428 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON TRUCKS FIRST CONCENTRATE PRODUCED AT G-9

October 16, 2008, Vancouver, BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces that it has begun shipments of zinc concentrates from its high grade G-9 Project at the Campo Morado (zinc, copper, lead, silver, gold) property in Guerrero State to the port of Manzanillo, in Colima State on the west coast of Mexico. The first truckloads of zinc concentrates were shipped on October 12, 2008.

The port at Manzanillo is a full service facility through which mineral products from a number of mines in central Mexico are shipped. Concentrates are being trucked in bulk from the site to the port. It is expected that some 1,600 tonnes will be produced and shipped each week over the next few months during the completion of the commissioning period. This will increase to 2,600 tonnes per week when the full mine production rate of 1,500 tonnes per day is achieved, targeted to begin in January 2009.

"The initiation of truck shipments of concentrate from G-9 is another significant milestone in the development of the G-9 Project. This is the result of the efforts of a number of people, helping to transform Farallon to a production company." said President and CEO Dick Whittington. "The next major step is the initiation of our off-take agreements with Trafigura Beheer BV Amsterdam and commencement of revenue generation for the G-9 mine."

Farallon has advanced the G-9 polymetallic (zinc, copper, silver, gold, lead) project at its Campo Morado Property in Mexico through a ‘Parallel Track’ program. Drilling has expanded and confirmed the high-grade mineralization within the G-9 deposit in parallel with project construction and development activities. Underground decline access reached the North and West Extension zones of the G-9 deposit by mid August and underground drilling, and stope access and development is ongoing as well as the finalization of mill commissioning. Access for stope development in the high-grade Southeast zone is expected in December, and full production of 1,500 tonnes per day is targeted for January 2009.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.